WILSON BANK HOLDING COMPANY
623 West Main Street
Lebanon, Tennessee 37087
December 6, 2005
VIA EDGAR
Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010
Dear Ms. Shah:
     This letter is in response to your comment letter dated November 18, 2005 with respect to the following documents filed by Wilson Bank Holding Company (the “Company”):
     Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005
     Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed April 29, 2005
     Form 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005 File No. 0-20402
     We would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the concerns of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm, Maggart & Associates, P.C. (“Maggart & Associates”).
     In accordance with your letter dated September 2, 2005, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Report of Management on Internal Control Over Financial Reporting, page 4
1.	We note your response to comment 1 in our letter dated October 6, 2005. Specifically, you acknowledge that Maggart & Associates did suggest you include certain new disclosures in your annual financial statements for the fiscal year ended December 31, 2004, such as the impact of any new accounting standards, other than temporary impairment and your ability to sell the securities, and the standby letters of credit sections. Your response appears to imply that Maggart & Associates prepared the new disclosures that were “suggested” and included in your annual financial statements.

Furthermore, we note that the discounted cash flow spreadsheets you used to calculate the fair value for the financial assets and liabilities were originally created by Maggart & Associates.
Section II.B.1. of Release No. 33-8183, “Final Rule: Strengthening the Commission’s Requirements Regarding Auditor Independence” states, “...we are adopting rules stating that all bookkeeping services would cause the auditor to lack independence unless it is reasonable to conclude that the results will not be subject to audit procedures.” Because an audit includes the examination of evidence supporting the disclosures in the financial statements, it would appear that such participation results in Maggart & Associates auditing its own work, thereby impairing Maggart & Associates’ independence under the SEC’s auditor independence rules.
We note your representation to us in your letters dated September 23, 2005 on page 2 and October 25, 2005 on page 5 that you will be able to remedy the material weakness in your internal control over financial reporting by having your personnel prepare the initial draft of the annual, audited consolidated financial statements and audited footnotes for the fiscal year ended December 31, 2005 and each subsequent fiscal year. Please confirm to us that your remediation of this material weakness will include preparation of all numerical and textual financial statement disclosures by your personnel for the fiscal year ended December 31, 2005 and each subsequent fiscal year. If not, please be advised that Maggart & Associates’ continued participation in the preparation of your financial statements could result in the need for a re-audit by another auditing firm.
Response: While the Company continues to believe that the services performed by Maggart & Associates were permissible services which would not impair the independence of Maggart & Associates, the Company confirms to the staff of the Commission that Company personnel will prepare the initial draft of the Company’s audited consolidated financial statements for the fiscal year ending December 31, 2005 and each subsequent fiscal year, including all numerical and textual financial statement disclosures contained therein.
2.	We note your response to comment 2 in our letter dated October 6, 2005. You state that you continue to believe that your disclosure controls and procedures are effective, despite the material weakness that led to the conclusion that your internal control over financial reporting is ineffective as of December 31, 2004. While we note that the definition of disclosure controls and procedures differs from the definition of internal control over financial reporting, the underlying issue surrounding the material weakness identified can and often does affect both areas. As such, it remains unclear to us how you were able to conclude that your disclosure controls and procedures are effective as of December 31, 2004 in light of Maggart & Associates’ statement on page 5 of your Form 10-K/A for the fiscal year ended December 31, 2004, “The lack of controls could result in incomplete or inaccurate disclosures in the financial statements.” Please refer to the definition of disclosure controls and procedures in Rule 13a-15(e) of the 1934 Exchange Act, which states disclosure controls and procedures “means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms...controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

If after further evaluation, you have reached a conclusion that your disclosure controls and procedures are ineffective as of December 31, 2004, please amend your Form 10-K for the fiscal year ended December 31, 2004 to state as such.

If you continue to believe your disclosure controls and procedures are effective as of December 31, 2004, please amend your Form 10-K for the fiscal year ended December 31, 2004 to include disclosure that explains how you were able to conclude that your disclosure controls and procedures are effective in light of the material weakness identified. Specifically, please include a comprehensive discussion in Item 9A. Controls and Procedures, Evaluation of Disclosure Controls and Procedures that sufficiently addresses each of the following points:
•	A detailed description of the material weakness;
•	The specific reasons why you do not believe this material weakness does not result in ineffective disclosure controls and procedures as of December 31, 2004, which also should address the statement in your auditor’s report on page 5 of the Form 10-K/A noted above; and
•	The specific steps you are taking or intend to take to remediate the material weakness.
Response: The Company proposes to amend its Annual Report on Form 10-K, as amended by Amendment No. 1 thereto, to reflect that its management has carried out a further evaluation of the Company’s disclosure controls and procedures and that while the Company’s Chief Executive Officer and Chief Financial Officer had concluded, based upon their initial evaluation, that the Company’s disclosure controls and procedures were effective at December 31, 2004, based on this further evaluation of the effectiveness of the Company’s disclosure controls and procedures at December 31, 2004, the Company’s Chief Executive Officer and Chief Financial Officer have now concluded that the Company’s disclosure controls and procedures were not effective at December 31, 2004. As the Company believes that such disclosure would likely cause confusion for investors because of the fact that the amendment will be filed more than seven months after the filing of Amendment No. 1 to the Form 10-K, it proposes to include an explanatory note to the amendment disclosing that the change in the conclusion was the result of further evaluation by the Company’s management of the effectiveness of its disclosure controls and procedures as of December 31, 2004 following the Company’s receipt of a comment letter from the staff of the Commission related to the material weakness in the Company’s internal control over financial reporting at December 31, 2004 and the related consultation with Commission staff members regarding the impact of the material weakness in the Company’s internal control over financial reporting as of December 31,

2004 on the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004. Without such clarification, the Company’s management believes that the Company’s investors will be confused by the genesis of management’s subsequent evaluation.
     If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (615) 444-2265 or by facsimile at (615) 443-7117, or our outside counsel, Bob F. Thompson or D. Scott Holley, at (615) 742-6200 or by facsimile at (615) 742-2762.

Sincerely,
/s/ J. Randall Clemons
J. Randall Clemons
President and Chief Executive Officer

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